

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2012

<u>Via E-mail</u>
The Honorable Geneive Brown Metzger
Consulate General of Jamaica
767 Third Avenue
New York, NY 10017

>   **Re: Government of Jamaica**
>   **Amendment No. 1 to Registration Statement under Schedule B**
>   **Filed March 9, 2012**
>   **File No. 333-178979**
>
>   **Amendment No. 1 to Form 18-K for the Fiscal Year Ended March 31, 2011**
>   **Filed March 9, 2012**
>   **File No. 1-4165**

Dear Ms. Brown Metzger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement under Schedule B</u>

<u>General</u>

1. We note your response to comment 17 in our letter dated February 7, 2012. Please disclose the date of the debt exchange, and clarify why Jamaica has limited its discussion of restructuring activity to the past 13 years.

Amendment No. 1 to Annual Report on Form 18-K

General

2. We note your response to comment 7 in our letter dated February 7, 2012. Please discuss the long-term economic impact of limited investments in education, healthcare and infrastructure.

3. We note your response to comment 9 in our letter dated February 7, 2012. Please discuss the material effects of violent crime and drug trafficking on the economy and foreign investment. Also indicate that a state of emergency was declared in May 2010, and specify the number of related murders.

The Jamaican Economy, page D-11

4. We note your response to comment 12 in our letter dated February 7, 2012. Please describe the challenges facing Jamaican business owners.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

/s/ Ellie Bavaria

Ellie Bavaria
Special Counsel

cc: Cathleen E. McLaughlin, Esq.
    Allen & Overy LLP